

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 5, 2012

**By Facsimile to (215) 564-8120**

Kenneth L. Greenberg, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018

Re: Franklin Alternative Strategies Funds
File Number: 811-22641

Dear Mr. Greenberg:

We have reviewed the Registration Statement on Form N-1A for the above named Fund, filed on December 6, 2011. The filing was made for the purpose of registering two series of the Fund: (i) the Franklin Pelagos Commodities Strategy Fund and (ii) the Franklin Pelagos Managed Futures Strategy Fund, pursuant to Section 8(b) of the Investment Company Act of 1940. Shares of the Fund are not being registered under the Securities Act of 1933.

Our comments on the Registration Statement are set forth below. The references to item numbers used in our comments correspond to the item numbers in the Registration Statement, as do the abbreviations we use. Because the two separate Offering Circulars and Statements of Additional Information included within the Registration Statement for each of the two series of the Fund provide largely similar disclosure, our comments, unless otherwise noted, apply to both sets of documents and to similar disclosure throughout the Registration Statement.

**Offering Circulars**

1. *Outside Front Cover* - Please note on the Cover each of the series to be offered by the Fund: (i) the Franklin Pelagos Commodities Strategy Fund and (ii) the Franklin Pelagos Managed Futures Strategy Fund.

2. *Item 5*. To conform with the requirements of Form N-1A, Item 5, please replace the term "Investment Manager" with "Investment Adviser" when referring to Franklin Advisers, Inc.

3. *Item 9*. Under "Investment Objective", the second sentence, beginning with the phrase "The Fund seeks to achieve…," does not describe the Fund's investment objective, but

rather, describes its strategy. Accordingly, please move this paragraph to the section immediately following entitled "Principal Investment Strategies".

4. The Commodities Strategy Fund Offering Circular, in *Item 9*, under "Principal investment strategies, Commodity Exposure Generally," notes that

> The Fund seeks exposure to the commodities markets by investing in commodity-linked derivative instruments including commodity-linked notes, commodity-linked total return swaps, commodity futures, commodity index futures and options on commodities and commodity index futures.

Please explain how the Fund will meet its obligations regarding these investments under Investment Company Act Release No. 10666 (Apr.18, 1979) [44 FR 25128 (Apr. 27, 1979)].

5. Furthermore, in *Item 9* of the Commodities Strategy Fund Offering Circular, in the second paragraph under "Commodity Exposure Generally", it is noted that

> The purpose of investing in commodity-linked derivative instruments through the Subsidiary is to cause all income or gains from such commodity-related investments to qualify as "good income" for the Fund under the Code.

Under "Investments in the Wholly-Owned Subsidiary", the Offering Circular also notes that "[t]he Fund may invest up to 25% of its total assets in the Subsidiary." In light of these two statements, please describe to us how the Fund is expected to be constructed so that 90% of the income produced from the Fund's investments will qualify as "good income" under Section 851(b)(2) of the Code. Among other things, the description should address the IRS's suspension of private letter rulings and why it is appropriate to treat such income as "good income".

6. As the Franklin Pelagos Managed Futures Strategy Fund will similarly invest in derivatives contracts that will provide exposure to commodities, please include a corresponding response to comments 4 and 5 for the Managed Futures Strategy Fund.

7. In *Item 9*, under "Risks Related to Principal Investment Strategies, Commodity Exchange Act Exclusion", it is noted that both Funds "claim an exclusion from the definition of the term 'commodity pool operator' under the Commodity Exchange Act." It is also acknowledged that the CFTC "has recently proposed amendments to this exclusion". Although it is noted that "the full impact of such amendments on the Fund[s] are not yet known", please describe any potential impact for the Funds and their shareholders if, as a result of the amendments, they are no longer excluded from the term "commodity pool operator" and are subject to registration under the CEA.

8. In *Item 11*, under "Shareholder Information", as required in the instructions to Form N-1A, Item 11, if the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares,

disclose that the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares.

9.  Also in *Item 11*, under "Tax Considerations, Investment in Commodities", the Offering Circular notes that if the Fund were not to qualify as a regulated investment company due to a change in the IRS position, "… the Fund's board may authorize a significant change in investment strategy or a liquidation of the Fund." Please indicate whether shareholders will be notified in advance of such actions by the Fund.

## Statements of Additional Information

10. In *Item 16*, under "Investment Objective, Goals Strategies and Risks," at the end of the third paragraph, the SAI states that

> If a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.

Please add, immediately following "limitation", the phrase "with the exception of the Fund's limitations on borrowing, as described herein."

11. In accordance with the previous comment, in *Item 16*, under "Investment Objective, Fundamental Investment Policies," at the end of policy #1 concerning borrowing, please add the following:

> In the event that the Fund's borrowings at any time exceed 33 1/3% of the value of the Fund's total assets (including the amount borrowed) less the Fund's liabilities (other than borrowings), within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the amount of its borrowings to an extent that the borrowings will not exceed 33 1/3% of the value of the Fund's total assets (including the amount borrowed) less the Fund's liabilities (other than borrowings).

12. In *Item 16*, under "Non-Fundamental Investment Policies, Additional Strategies", the SAI states that the Fund may "lend up to 33 1/3% of its total assets to certain of its portfolio securities to qualified banks and broker-dealers". This appears to be an error. Please correct this sentence as follows, or as otherwise appropriate: The Fund may lend its portfolio securities to qualified banks and broker-dealers, up to 33 1/3% of its total assets.

13. In *Item 16*, "Non-Fundamental Investment Policies, Glossary of Investments, Techniques, Strategies and Their Risks", in the paragraph on Borrowing, in the fourth line, immediately following "within three days", please insert the phrase ", excluding Sundays and holidays,".

14. In *Item 16*, "Non-Fundamental Investment Policies, Glossary of Investments, Techniques, Strategies and Their Risks", at the very end, in *Disclosure of Portfolio Holdings*, please add disclosure to fulfill the requirements of Form N-1A, Item 16(f)(1)(vi) to describe "the procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other."

15. In *Item 17*, "Management of the Fund", under "Management Information", please note either in the third column of the table or elsewhere in this section, the Term of Office for each Director and Officer of the Fund. Also, in the heading for column five of the table, following "Other Directorships Held", please add "During the Last Five Years."

16. In *Item 20*, "Portfolio Managers", in the paragraph following the table, the SAI notes that in regard to other accounts managed by the Fund's portfolio managers, "[t]he advisory fees for some of such other products and accounts may be different than that charged to the Fund and may include performance based compensation." In conformance with the requirement of Form N-1A, Item 20(a)(3), please note "the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account".

17. In *Item 24*, "Taxation of the Fund, Investments in Commodities", at the end of the paragraph concerning *Income requirement*, please note any advanced notice that may be provided shareholders in the event that the Fund fails to qualify as a RIC and the board authorizes a corresponding "significant change in investment strategy".

\* \* \* \* \* \* \* \*

Please respond to our comments above in an amendment to the Registration Statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel